March 29, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                                                                             BioTelemetry, Inc.

Registration Statement on Form S-3

File No. 333-216189

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, BioTelemetry, Inc. (the “Company”) hereby requests that the effective date of its registration statement on Form S-3 (File No. 333-216189) (the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. EST on March 30, 2017, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration, the Company hereby acknowledges that:

a)             should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

b)             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

c)              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BioTelemetry, Inc.

	By:	/s/ Peter Ferola
	Name:	Peter Ferola
	Title:	Senior Vice President, General Counsel and Secretary

cc: Flora Perez, Esq.
Greenberg Traurig, P.A.